Exhibit 12.02
Oceaneering International, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Fixed Charges:
(a) Interest expensed and capitalized	$12,994	$10,236	$8,785	$7,811	$8,610
(b) Amortized premiums, discounts and capital expenses related to indebtedness	470	447	447	244	235
(c) Estimate of interest within rental expense	4,711	4,459	3,776	2,875	2,227
(d) Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

	$18,175	$15,142	$13,008	$10,930	$11,072

Earnings:
Added Items:
(a) Pretax income from continuing operations before minority interests and income/loss from equity investees	$182,423	$84,096	$54,879	$45,090	$57,474
(b) Fixed charges	18,175	15,142	13,008	10,930	11,072
(c) Amortization of capitalized interest	632	621	582	582	582
(d) Distributed income of equity investees	5,390	2,318	1,699	—	—
(e) Share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—

Total added items	206,620	102,177	70,168	56,602	69,128

Subtracted Items:
(a) Interest capitalized	74	134	397	—	—
(b) Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
(c) Minority interest in pretax income of subsidiaries that have not incurred fixed charges	(75)	(481)	(273)	(531)	(74)

Total subtracted items	(1)	(347)	124	(531)	(74)

Earnings as defined	$206,621	$102,524	$70,044	$57,133	$69,202

Ratio of earnings to fixed charges	11.37	6.77	5.38	5.23	6.25